ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-133007 Dated September 28, 2007

Return Optimization Securities
Linked to an International Index Basket
Offering Potential Enhanced Returns in a Moderate-Return Environment
HSBC USA Inc. Securities linked to a International Index Basket due April 30, 2009
Investment Description

These Return Optimization Securities Linked to an International Index Basket are notes issued by HSBC USA Inc., which we refer to as the “securities”. The securities provide enhanced exposure to potential appreciation in a weighted basket of equity indices, up to the maximum gain of [23.00-26.00]% (the actual maximum gain will be determined on the trade date). The securities are designed to enhance returns in a moderate-return environment, meaning an environment in which stocks comprising the basket indices generally experience no more than moderate appreciation. If the basket return is positive, at the maturity of the securities you will receive your principal amount plus a return equaling 300% of the basket return, up to the maximum gain, providing you with an opportunity to outperform the basket. If the basket return is less than zero, at maturity of the securities you will receive your principal amount reduced by that negative basket return. Investing in the securities is subject to significant risks, including potential loss of your entire principal amount and a capped appreciation at maturity. The securities offered will have the terms described in the prospectus supplement and the prospectus.

Features

❑	Growth Potential: Investors receive enhanced upside participation in the positive performance of a weighted basket of equity indices.

❑	No Protection of Principal: At maturity, the notes offer potential leveraged positive return up to the maximum gain while maintaining 1-to-1 downside exposure at maturity.

❑
Diversification: Investors can diversify their existing portfolios because the securities are linked to a weighted basket of foreign indices comprising of stocks in various market sectors and listed in various foreign jurisdictions.

Key Dates[1]

Trade Date	[October 26, 2007]
Settlement Date	[October 31, 2007]
Final Valuation Date	[April 27, 2009]
Maturity Date	[April 30, 2009]

1 Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the securities remains the same.

Security Offerings

We are offering Return Optimization Securities Linked to an International Index Basket. The securities are linked to a weighted basket of equity indices (weighted as described herein) consisting of the Dow Jones EURO STOXX 50SM Index (SX5E), the FTSE 100 Index (UKX), the Nikkei 225SM Index (NKY), the Swiss Market Index® (SMI), the S&P/ASX 200 Index (AS51), and the MSCI ® Emerging Markets IndexSM (MXEF), each of which we refer to as a “basket index”, and which together comprise the “basket”. The return of the securities are subject to, and will not exceed, a predetermined maximum gain (to be determined on the trade date) and, accordingly, any return at maturity will not exceed the specified maximum gain. The securities are offered at a minimum investment of $1,000.

See “Additional Information about HSBC USA Inc. and the Securities” on page 2. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated July 3, 2006, and the terms set forth herein. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the basket. The securities do not guarantee any return of principal. A basket return of less than zero at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 13 for distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	100%	1.75%	98.25%
Total

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to one security offering linked to the performance of a weighted basket of six equity indices identified on the cover page. The purchaser of a security will acquire an investment instrument linked to a weighted basket of six equity indices. The equity indices described in this free writing prospectus are reference assets as defined in the prospectus supplement, and these securities being offered are notes for purposes of the prospectus supplement. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the security offering relates to a weighted basket of equity indices identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the basket, any basket index or any component underlying any basket index, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated July 3, 2006. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 5 of this free writing prospectus and in “Risk Factors” beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated July 3, 2006:

www.sec.gov/Archives/edgar/data/83246/000110465906045146/a06-14758_3424b2.htm

♦	Prospectus dated April 5, 2006:

www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated July 3, 2006 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability

The securities may be suitable for you if:

♦
You seek exposure to basket indices in the basket, and you believe the weighted value of the basket will appreciate moderately over the term of the securities - meaning that you believe the weighted value of the basket will appreciate over the term of the securities and that such appreciation, as magnified by the upside multiplier, is unlikely to exceed the maximum gain indicated herein (the actual maximum gain will be determined on the trade date) at maturity.

♦	You are willing to make an investment that is exposed to the full downside performance risk of the weighed basket.

♦	You are willing to forgo dividends paid on the stocks included in the basket indices.

♦	You are willing to hold the securities to maturity.

♦	You do not seek current income from this investment.

♦	You seek an investment whose return is linked to indices that represent companies in a variety of market sectors and foreign jurisdictions.

♦	You are willing to invest in the securities based on the fact that your return is capped by the maximum gain (which will be determined on the trade date).

The securities may not be suitable for you if:

♦
You do not believe the weighted value of the basket will moderately appreciate over the term of the securities, or you believe the weighted value of the basket will appreciate by more than the indicated maximum gain at maturity.

♦	You are not willing to make an investment that is exposed to the full downside performance risk of the weighted basket..

♦	You are unable or unwilling to hold the securities to maturity.

♦	You seek an investment whose return is not subject to a cap that is equivalent to the maximum gain (which will be determined on the trade date).

♦	You seek an investment that has some degree of principal protection.

♦	You prefer to receive the dividends paid on stocks included in the basket indices.

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦	You seek current income from this investment.

♦	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Indicative Terms

Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Issue Price	$10.00 per security
Term	18 months
Basket
The securities are linked to a weighted basket consisting of the Dow Jones EURO STOXX 50SM Index (SX5E), the FTSE 100 Index (UKX), the Nikkei 225SM Index (NKY), the Swiss Market Index® (SMI), the S&P/ASX 200 Index (AS51), and the MSCI ® Emerging Markets IndexSM (MXEF), each of which we refer to as a “basket index”, or collectively, as the “basket indices.”

Basket Weightings	With respect to the: SX5E, 35.00%, UKX, 25.00%, NKY, 25.00%, SMI, 5.00%, AS51, 5.00%, and MXEF, 5.00%.
Upside Multiplier	300%
Maximum Gain	[23.00-26.00]%. The actual maximum gain will be determined on the trade date.
Payment at Maturity (per $10.00)
If the basket return is positive,
for each security, you will receive:
$10.00 + ($10.00 x (upside multiplier x basket return)),
subject to the maximum gain.
If the basket return is less than or equal to 0.00%,
for each security, you will receive:
$10.00 + [$10.00 x basket return]
If the basket return is negative, you could lose up to your entire principal amount.

Basket Return	basket ending level - basket starting level
basket starting level
Basket Starting Level	Set equal to 100 on the trade date.
Basket Ending Level
The basket closing level on the final valuation date.
On the final valuation date, the basket closing level will be calculated as follows:
100 x [1 + (SX5E return x 35.00%) + (UKX return x 25.00%) + (NKY return x 25.00%) + (SMI return x 5.00%) + (AS51 return x 5.00%) + (MXEF return x 5.00%)], where the return for each basket index is the index performance of the respective basket index.

Index Performance
With respect to each basket index, the percentage change from the respective index starting level to the respective index ending level, calculated as follows:
Index Ending Level - Index Starting Level
Index Starting Level

Index Starting Level	With respect to each basket index, the official closing level of the applicable basket index on the trade date, as determined by the calculation agent.
Index Ending Level	With respect to a basket index, the official closing level for such basket index on the final valuation date, as determined by the calculation agent.
CUSIP / ISIN	40428H 748 / US40428H7483

Determining Payment at Maturity

The percentage change from the basket starting level to the basket ending level.

You will receive your principal plus an amount that provides you a return equal to the maximum gain, calculated as follows:
$10.00 + ($10.00 x maximum gain)

You will receive your principal plus an amount that provides you a return equal to index return multiplied by the upside multiplier, up to the maximum gain, calculated as follows:
$10.00 + ($10.00 x multiplier x index return), subject to the maximum gain

You will lose 1.00% of the principal amount of your securities for every 1.00% that the basket return is below zero. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + [$10.00 x basket return]

As such, you could lose up to the entire principal amount of your securities depending on how much the basket declines.

_____________________________
1 HSBC USA Inc. is rated Aa3 by Moody’s and AA- by Standard & Poor’s. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the index ending level of each basket index, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

What are the tax consequences of the securities?

In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of financial instruments with terms that are substantially the same as those of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the basket stocks. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked notes — Certain notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

One or more of the entities included in one of the indices may be treated as a “real estate investment trust” (“REIT”), partnership, trust , or “passive foreign investment company” (“PFIC”), “regulated investment company” (“RIC”) for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Code, in which case it is possible that the security will be subject to the “constructive ownership” rules of section 1260 of the Code.   Moreover, section 1260 of the Code authorizes the Treasury Department to promulgate regulations (possible with retroactive effect) to expand the application of the section 1260 of the Code.   If section 1260 applies to a note, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the security that would be treated as long-term capital gain and relates to a pass-through entity (or if section 1260 is expanded by regulations, to such other entity) could be treated as ordinary income and subject to an interest charge to the extent such long-term capital gain exceeds the long-term capital gain that a U.S. holder would have recognized if it had made a direct investment in shares of the reference index (or, possibly, of entities underlying a reference index).   These rules could apply, for example, to recharacterize long-term capital gain on the securities to the extent that the U.S. holder would have recognized short-term capital gain (rather than long-term capital gain) had the holder owned the reference asset or the constituents of the index, which may occur by reason of a rebalancing of the reference index, or otherwise.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of financial instruments with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked notes — Certain notes Treated as Forward Contracts” in prospectus supplement.

You should carefully consider, among other things, the discussion of all potential tax consequences as set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement.

Scenario Analysis and Examples at Maturity

The following examples are provided for illustration purposes only and are hypothetical; they do not purport to be representative of every possible scenario concerning increases or decreases in the level of each basket index relative to its respective Index Starting Level. We cannot predict the index ending level of each basket index and, thus, the basket ending level of the basket on the final valuation date. You should not take these examples as an indication or assurance of the expected performance of each basket index and the basket. The numbers appearing in the examples below have been rounded for ease of analysis.

The following scenario analysis and examples assume a upside multiplier of 300%, a maximum gain of 24.50% and a range of basket returns from +50.00% to -50.00%.

Example 1 — The level of the basket increases from a basket starting level of 100 to a basket ending level of 107. The basket return is therefore positive and calculated as follows:

(107-100)/100 = 7.00%

Because the basket return is equal to 7.00%, the payment at maturity is equal to $12.10 per $10.00 principal amount of securities calculated as follows:

$10.00 + ($10.00 x 7.00% x 300%) = $12.10

Example 2 — The level of the basket increases from a basket starting level of 100 to a basket ending level of 112. The basket return is therefore positive and calculated as follows:

(112-100)/100 = 12.00%

Because the basket return is equal to 12.00% and the upside multiplier is 300%, the return on the security would be equal to 36.00%, but it is subject to the maximum gain of 24.50%. Therefore, the payment at maturity is equal to $12.45 per $10.00 principal amount of securities calculated as follows:

$10.00 + ($10.00 x 24.50%) = $12.45

Example 3 — The level of the basket decreases from a basket starting level of 100 to a basket ending level of 70. The basket return is therefore negative and calculated as follows:

(70-100)/100 = -30.00%

Because the basket return is equal to -30%, which is less than zero, the investor will lose 1.00% of principal for each 1.00% that the basket return is below -zero and the payment at maturity is equal to $7.00 per $10.00 principal amount of securities calculated as follows:

$10.00 + [$10.00 x -30.00%] = $7.00

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦
The Securities are Not Fully Principal Protected and You May Lose Up to the Full Amount of Your Initial Investment: The securities are not principal protected. The securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the basket return is negative. In that event, you will lose 1.00% of the original principal amount for each percentage point that the basket return is below zero. Accordingly, you may lose up to the full amount of your principal amount.

♦
Maximum Gain: You will not participate in any appreciation of the basket return (as magnified by the upside multiplier) beyond the maximum gain of [23.00-26.00]% (to be determined on the trade date). YOU WILL NOT RECEIVE A RETURN ON THE SECURITIES GREATER THAN THE MAXIMUM GAIN.

♦
Changes in the Levels of the Basket Indices May Offset Each Other: The securities are linked to a weighted basket composed of the basket indices. At a time when the index ending level of one or more of the other basket indices increases, the index ending levels of one or more of the other basket indices may not increase as much or may even decline. Therefore, in calculating the basket ending level, increases in the index ending levels of one or more of the basket indices may be moderated, or offset, by lesser increases or declines in the index ending levels of one or more of the other basket indices. This affect is further amplified by the differing weights of the basket indices. More heavily weighted basket indices will have a larger impact on the basket return than basket indices with lesser weightings.

♦
Lack of Liquidity: The securities will not be listed on any securities exchange or quotation system. We intend to offer to purchase the securities in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which we are willing to buy the securities.

♦
Potential Conflict of Interest: HSBC and its affiliates may engage in business with the issuers of the stocks comprising the basket indices (the “underlying stock issuers”), which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, which is the issuer of the securities, will determine the payment at maturity based on observed index ending levels of the basket indices. The calculation agent can postpone the determination of the basket ending level or the maturity date if a market disruption event occurs and is continuing with respect to any basket index on the final valuation date.

♦
Potentially Inconsistent Research, Opinions or Recommendations by HSBC: HSBC and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the value of the stocks underlying the basket indices, and therefore, the trading levels of the basket indices and the market value of the securities.

♦	Credit of Issuer: An investment in the securities is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC may affect the market value of the securities.

♦
Additional Risks Associated With Foreign Securities Market: Because stocks or companies included in the basket indices may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦
Basket Return for the Securities Will not be Adjusted for Changes in Exchange Rates: While the stocks included in the basket indices are denominated in currencies other than the U.S. dollar, the basket return are not adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks comprising the basket indices are denominated appreciate or depreciate relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in payment at maturity.

♦
Uncertain Tax Treatment: There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the basket stocks. We intend to treat the securities consistent with this approach and pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked notes — Certain notes Treated as Forward Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

One or more of the entities included in one of the indices may be treated as a “real estate investment trust” (“REIT”), partnership, trust, or “passive foreign investment company” (“PFIC”), “regulated investment company” (“RIC”) for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Code, in which case it is possible that the security will be subject to the “constructive ownership” rules of section 1260 of the Code.  Moreover, section 1260 of the Code authorizes the Treasury Department to promulgate regulations (possible with retroactive effect) to expand the application of the section 1260 of the Code.  If section 1260 applies to a note, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the security that would be treated as long-term capital gain and relates to a pass-through entity (or if section 1260 is expanded by regulations, to such other entity) could be treated as ordinary income and subject to an interest charge to the extent such long-term capital gain exceeds the long-term capital gain that a U.S. holder would have recognized if it had made a direct investment in shares of the reference index (or, possibly, of entities underlying a reference index).  These rules could apply, for example, to recharacterize long-term capital gain on the securities to the extent that the U.S. holder would have recognized short-term capital gain (rather than long-term capital gain) had the holder owned the reference asset or the constituents of the index, which may occur by reason of a rebalancing of the reference index, or otherwise.

Because of the uncertainty regarding the tax treatment of the securities, we urge you to consult your tax advisor as to the tax consequences of your investment in a security. For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

♦
No Interest or Dividend Payments or Voting Rights: As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks underlying the basket indices would have.

Treatment of Certain Events Relating to the Basket Indices

Market Disruption Event

If the final valuation date is not a scheduled trading day (as defined below) for a basket index, then the final valuation date for that basket index will be the next scheduled trading day. If a market disruption event (as defined below) exists for a basket index on the final valuation date, then such final valuation date for that basket index will be the next scheduled trading day for which there is no Market Disruption Event with respect to that basket index. If a market disruption event exists for a basket index on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the final valuation date for that basket index, and the index ending level of that basket index will be determined by means of the formula for and method of calculating that basket index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in that basket index (or a good faith estimate of the value of a stock in that basket index which is itself the subject of a market disruption event). For the avoidance of doubt, if no market disruption event exists with respect to a basket index on the final valuation date for that basket index, the determination of that basket index’s index ending level will be made on the originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other basket indices. If the final valuation date for any basket index is postponed, then the maturity date will also be postponed until the third business day following the postponed final valuation date for that basket index.

“Market disruption event” for a basket index means any scheduled trading day on which any relevant exchange (as defined below) or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a)	the occurrence or existence of a condition specified below at any time:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to securities that comprise 20 percent or more of the level of any basket index or (B) in futures or options contracts relating to any basket index on any related exchange; or

(ii) any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for securities that comprise 20 percent or more of the level of any basket index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any basket index on any relevant related exchange; or

(b)
the closure on any scheduled trading day of any relevant exchange relating to securities that comprise 20 percent or more of the level of any basket index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the Relevant Exchange or Related Exchange for execution at the close of trading on that day).

“Related exchange” for a basket index means each exchange or quotation system on which futures or options contracts relating to the basket index are traded, or any successor or temporary substitute for such exchange or quotation system (provided that we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange).

“Relevant exchange” for a basket index means any primary exchange on which securities then included in such basket index trade.

“Scheduled closing time” means the scheduled weekday closing time of the Relevant Exchange or Related Exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” for a basket index means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the basket index.

Discontinuance or Modification of any Basket Index

If an index sponsor (as defined below) discontinues publication of or otherwise fails to publish the applicable basket index on any day on which that index is scheduled to be published and the index sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the securities.

If a basket index is discontinued or if an index sponsor fails to publish the applicable basket index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable index level using the same general methodology previously used by the index sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the basket index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

If at any time the method of calculating the basket index or a successor index, or the value thereof, is changed in a material respect, or if the basket index or a successor index is in any other way modified so that, in the determination of the calculation agent, the value of that index does not fairly represent the value of the basket index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a value comparable to the value that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the basket index or a successor index is modified so that the value of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the basket index or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of any basket index may adversely affect the value of, and trading in, the securities.

“Index sponsor” means:

•	with respect to the SX5E, STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group;

•	with respect to the UKX, FTSE International Limited;

•	with respect to the NKY, Nihon Keizai Shimbun, Inc.;

•	with respect to the SMI, SWX Group;

•	with respect to the AS51, Standard & Poor’s and the Australian Stock Exchange; and

•	with respect to the MXEF, Morgan Stanley Capital International, Inc.

Hypothetical Historical Basket Performance

The graph below illustrates the hypothetical historical performance of the basket from November 1, 2001 to September 26, 2007, as if the basket starting level was 100 on September 26, 2007. Hypothetical historical levels of the basket should not be taken as an indication of future performance.

Basket Information

This free writing prospectus is not an offer to sell and it is not an offer to buy stocks comprising the basket indices. All disclosures contained in this free writing prospectus regarding the basket indices, including its make-up, performance, method of calculation, and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the basket indices or stocks comprising the basket indices contained in this free writing prospectus. You should make your own investigation into the basket indices as well as stocks included in the basket indices.

Neither we nor any affiliate makes any representation that any publicly available information regarding the index sponsor is accurate or complete. For more information, We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

Historical Performance of the Basket Indices

The description below of each basket indices includes a table that sets forth the quarterly high and low intraday levels, as well as end-of-quarter index levels, of the respective basket index for each quarter in the period from January 1, 2004 through June 30, 2007 and for the period from July 2, 2007 through September 20, 2007. We obtained the data in these tables from Bloomberg Financial Service, without independent verification by us. Historical levels of each basket index should not be taken as an indication of future performance of such basket index.

The Dow Jones EURO STOXX 50SM Index (“SX5E”)

We have derived all information relating to the SX5E, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. Such information reflects the policies of and is subject to change by, STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the SX5E. STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the SX5E at any time.

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. Publication of the SX5E began on February 28, 1998, based on an initial SX5E value of 1,000 at December 31, 1991. The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Financial Service under the symbol “SX5E” and on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSM Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXXSM Index.

SX5E Calculation

The SX5E is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX5E value can be expressed as follows:

Each component’s weight is capped at 10% of the SX5E’s total free-float market capitalization. Weights are reviewed quarterly. Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current SX5E components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the SX5E ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The divisor of the aforementioned formula is adjusted to maintain the continuity of the SX5E value across changes due to corporate actions such as the issuance of dividends, the occurrence of stock splits, stock repurchase by the issuer and other reasons.

License Agreement with STOXX Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as “STOXX Limited”). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. STOXX Limited makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the SX5E to track general stock market performance. STOXX Limited has no relationship to us other than the licensing of the SX5E and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by STOXX Limited without regard to us or the notes. STOXX Limited has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the SX5E. STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. STOXX Limited has no liability in connection with the administration, marketing or trading of the notes.

STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN. STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE NOTES OR ANY THIRD PARTIES.

STOXX Limited and Dow Jones have no relationship to HSBC, other than the licensing of the SX5E and the related trademarks for use in connection with the notes.

STOXX Limited and Dow Jones do not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the notes. Specifically,

•	STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the SX5E and the data included in the SX5E;

•	The accuracy or completeness of the SX5E and its data;

•	The merchantability and the fitness for a particular purpose or use of the SX5E and its data;

•	STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the SX5E and its data;

•
Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and us is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

THE SX5E IS PROPRIETARY AND COPYRIGHTED MATERIAL. THE SX5E AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSES OR PROMOTES THE NOTES BASED ON THE SX5E.

Historical Performance of the SX5E
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	2,965.15	2,680.04	2,787.49
June 30, 2004	2,919.57	2,630.21	2,811.08
September 30, 2004	2,842.81	2,559.88	2,726.30
December 31, 2004	2,960.97	2,727.76	2,951.01
March 31, 2005	3,117.77	2,914.00	3,055.73
June 30, 2005	3,198.89	2,911.48	3,181.54
September 30, 2005	3,438.76	3,079.89	3,428.51
December 30, 2005	3,621.89	3,212.07	3,578.93
March 31, 2006	3,881.69	3,515.07	3,853.74
June 30, 2006	3,897.40	3,379.66	3,648.92
September 30, 2006	3,921.15	3,462.77	3,899.41
December 29, 2006	4,147.38	3,858.87	4,119.94
March 30, 2007	4,278.22	3,906.15	4,181.03
June 29, 2007	4,572.82	4,163.77	4,489.77
July 2, 2007 through September 20, 2007	4,564.03	4,028.72	4,366.16

The FTSE™ 100 Index (“UKX”)

We have derived all information contained in this pricing supplement regarding the UKX, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE International Limited (“FTSE”). The UKX was developed by FTSE and is calculated, maintained and published by FTSE. We make no representation or warranty as to the accuracy or completeness of such information. The UKX is an index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the “LSE”) and The Financial Times Limited (“FT”), in association with the Institute and the Faculty of Actuaries. The UKX measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. Publication of the UKX began in February 1984.

The UKX is calculated by (i) multiplying the per share price of each stock included in the UKX by the number of outstanding shares, (ii) calculating the sum of all these products (such sum referred to hereinafter as the “FTSE Aggregate Market Value”) as of the starting date of the UKX, (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the FTSE Aggregate Market Value on the base date of the UKX and which can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting the UKX and (iv) multiplying the result by 1,000. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire UKX than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the UKX (the “UKX Underlying Stocks”) were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The UKX Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the UKX Underlying Stocks is available from FTSE. The UKX is reviewed quarterly by an Index Steering Committee of the LSE in order to maintain continuity in the level. The UKX Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Index Steering Committee, to be a viable component of the UKX. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization.

Discontinuation of the UKX; Alteration of Method of Calculation

If FTSE discontinues publication of the UKX and FTSE or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued UKX (such index being referred to herein as a “FTSE successor index”), then the UKX closing level will be determined by reference to the level of such FTSE successor index at the close of trading on the relevant exchange or market for the FTSE successor index on the final Observation Date, applicable to the UKX. Upon any selection by the calculation agent of a FTSE successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If FTSE discontinues publication of the UKX prior to, and such discontinuation is continuing on, the final Observation Date, applicable to the UKX, and the calculation agent determines that no FTSE successor index is available at such time, or the calculation agent has previously selected a FTSE successor index and publication of such FTSE successor index is discontinued prior to, and such discontinuation is continuing on, the final Observation Date, applicable to the UKX, then the calculation agent will determine the UKX closing level for such date. The UKX closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the UKX or FTSE successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each security most recently composing the UKX or FTSE successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of the UKX or FTSE successor index, as applicable, on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the UKX or a FTSE successor index, or the level thereof, is changed in a material respect, or if the UKX or a FTSE successor index is in any other way modified so that the UKX or such FTSE successor index does not, in the opinion of the calculation agent, fairly represent the level of the UKX or such FTSE successor index had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on each date on which the UKX closing level is to be determined, make such calculations and adjustments as may be necessary in order to arrive at a level of a stock index comparable to the UKX or such FTSE successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the UKX closing level with reference to the UKX or such FTSE successor index, as adjusted. Accordingly, if the method of calculating the UKX or a FTSE successor index is modified so that the level of the UKX or such FTSE successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the UKX or such FTSE successor index), then the calculation agent will adjust the UKX or such FTSE successor index in order to arrive at a level of the UKX or such FTSE successor index as if there had been no such modification (e.g., as if such split had not occurred).

License Agreement with UKX

We have entered into a non-exclusive license agreement with FTSE, whereby we and our affiliates and subsidiary companies and certain of our affiliates, in exchange for a fee, will be permitted to use the UKX, which is owned and published by FTSE, in connection with certain products, including the notes.

Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in structured products generally or in the notes particularly, or the ability of the UKX to track general stock market performance. FTSE, the LSE, and FT’s only relationship with us is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to us or the notes. FTSE, the LSE and FT have no obligation to take the needs of us or the holders of the notes into consideration in determining, composing or calculating the UKX Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the notes to be issued or in the determination or calculation of the amount due at maturity of the notes. Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the notes.

The notes are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the UKX and/or the figure at which the said Component stands at any particular time on any particular day or otherwise. The UKX is compiled and calculated by FTSE. However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the UKX and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

“FTSE®”, “FT-SE®” and “Footsie®” are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. “All-World”, “All-Share” and “All-Small” are trade marks of FTSE International Limited.

Historical Performance of the UKX
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	4,566.20	4,291.30	4,385.70
June 30, 2004	4,601.60	4,363.00	4,464.10
September 30, 2004	4,630.70	4,283.00	4,570.80
December 31, 2004	4,826.20	4,551.60	4,814.30
March 31, 2005	5,077.80	4,765.40	4,894.40
June 30, 2005	5,138.20	4,773.70	5,113.20
September 30, 2005	5,508.40	5,022.10	5,477.70
December 30, 2005	5,647.20	5,130.90	5,618.80
March 31, 2006	6,047.00	5,618.80	5,964.60
June 30, 2006	6,137.10	5,467.40	5,833.40
September 30, 2006	6,002.90	5,654.60	5,960.80
December 29, 2006	6,271.40	5,897.30	6,220.80
March 30, 2007	6,451.40	5,989.60	6,308.00
June 29, 2007	6,751.30	6,293.90	6,607.90
July 2, 2007 through September 20, 2007	6,754.10	5,821.70	6,429.00

The Nikkei 225SM Index (“NKY”)

We have derived all information relating to the NKY, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Nihon Keizai Shimbun, Inc. (“NKS”). NKS has no obligation to continue to publish, and may discontinue publication of, the NKY. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of the NKY at any time.

The NKY is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. NKS first calculated and published the NKY in 1970. The NKY currently is based on 225 underlying stocks (the “Nikkei underlying stocks”) trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries. All 225 Nikkei underlying stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY.

The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology - Pharmaceuticals, Electric Machinery, Automobiles, Precision Machinery, Telecommunications;

•	Financials - Banks, Miscellaneous Finance, Securities, Insurance;

•	Consumer Goods - Marine Products, Food, Retail, Services;

•	Materials - Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

•	Capital Goods/Others - Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

•	Transportation and Utilities - Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The NKY is a modified, price-weighted index (i.e., a Nikkei underlying stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per-share price of each Nikkei underlying stock by the corresponding weighting factor for such Nikkei underlying stock (a “weight factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The divisor was 24.293 as of September 24, 2007 and is subject to periodic adjustments as set forth below. Each weight factor is computed by dividing ¥50 by the par value of the relevant Nikkei underlying stock, so that the share price of each Nikkei underlying stock, when multiplied by its weight factor, corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei underlying stocks (currently the TSE). The level of the NKY is calculated once per minute during TSE trading hours.

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the Nikkei underlying stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei underlying stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change.

A Nikkei underlying stock may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri−Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the “Kanri−Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei underlying stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS. Upon deletion of a stock from the Nikkei underlying stocks, NKS will select a replacement for such deleted Nikkei underlying stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei underlying stocks. In such a case, an existing underlying stock with low trading volume and deemed not to be representative of a market will be deleted by NKS.

A list of the issuers of the Nikkei underlying stocks constituting the NKY is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by NKS.

License Agreement with Nihon Keizai Shimbun, Inc.

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by NKS in connection with some securities, including the notes. The copyrights on “Nikkei 225” and the intellectual property rights and any other rights relating to labels such as “Nikkei” and “Nikkei 225” all belong to NKS. NKS may change the content of “Nikkei 225” and suspend publication thereof. The responsibility for executing the business matters pursuant to the licensing agreement shall rest solely with us and NKS shall not have any obligation or responsibility therefor.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the final level of the NKY on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for the stock. The TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the NKY may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the NKY, and these limitations, in turn, may adversely affect the value of the notes.

Historical Performance of the NKY
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	11,869.00	10,299.43	11,715.39
June 30, 2004	12,195.66	10,489.84	11,858.87
September 30, 2004	11,988.12	10,545.89	10,823.57
December 31, 2004	11,500.95	10,575.23	11,488.76
March 31, 2005	11,975.46	11,212.63	11,668.95
June 30, 2005	11,911.90	10,770.58	11,584.01
September 30, 2005	13,678.44	11,540.93	13,574.30
December 30, 2005	16,445.56	12,996.29	16,111.43
March 31, 2006	17,125.64	15,059.52	17,059.66
June 30, 2006	17,563.37	14,045.53	15,505.18
September 30, 2006	16,414.94	14,437.24	16,127.58
December 29, 2006	17,301.69	15,615.56	17,225.83
March 30, 2007	18,300.39	16,532.91	17,287.65
June 29, 2007	18,297.00	16,999.05	18,138.36
July 2, 2007 through September 20, 2007	18,295.27	15,262.10	16,303.25

Swiss Market Index® (“SMI”)

We have derived all information regarding the SMI contained in this free writing prospectus from publicly available information without independent verification. Such information reflects the policies of, and is subject to change by, SWX Swiss Exchange (the “Sponsor”). The Sponsor owns the copyright and all other rights to the SMI. The Sponsor has no obligation to continue to publish, and may discontinue publication of, the SMI. We do not assume any responsibility for the accuracy or completeness of such information.

The SMI contains approximately 90% of the entire free float market capitalization of the Swiss equity market and is made up of a maximum of 30 of the largest and most liquid stocks from the SPI Large- and Mid-Cap segment (as described below). The SMI is primarily available as a non-dividend-corrected index (price index), but is also published under the designation SMIC® (SMI cum dividend) as a performance index. Your notes will be linked to the SMI, not the SMIC® index.

The basic universe for admission to the SMI is the Swiss Performance Index (“SPI”). In order to be admitted and remain in the SPI universe a given security must meet a minimum free float rate of 20%. If a stock falls below this limit and does not reach or exceed it again within three months, it is excluded. Stocks, which are not admitted to the SPI universe on free float grounds, are admitted if the minimum free float rate of 20% has been met continuously over a period of three months.

To be admitted to the SMI, the market value of the security must amount to a minimum of 0.45% of the overall SPI capitalization as of June 30 of a given year. The determination of the rankings of a maximum of 30 securities from the stock universe is calculated through a combination of market capitalization and the percentage sales at the market value of each individual security. For a security to be admitted to the SMI it must have occupied rank 30 or above over four quarters and must occupy rank 25 or above as of June 30.

The SMI was introduced on June 30, 1988 at a baseline value of 1500 points. Its composition is examined once a year. Calculation takes place in real-time: as soon as a new transaction occurs in a security contained in the SMI, an updated index level is calculated and displayed.

The SMI Return will be calculated based on the closing levels of the SMI, as reported by Bloomberg L.P. under ticker symbol “SMI.”

SWX Swiss Exchange

The SWX Swiss Exchange is a central link in the value chain of the Swiss financial marketplace. It organizes, operates and regulates key aspects of Switzerland’s capital market. The SWX Swiss Stock Exchange is subject to Swiss law (the Federal Act on Stock Exchanges and Securities Trading, “SESTA”), which stipulates the concept of self-regulation and compliance with international standards. The SWX Swiss Exchange is supervised by the Swiss Federal Banking Commission (“SFBC”).

The SWX Swiss Exchange trading subdivisions encompass: Shares, domestic bonds, international bonds (formerly referred to as Eurobonds), derivatives (warrants, structured financial products), exchange-traded funds and Investment funds.

The SWX Swiss Exchange is denominated in Swiss francs. The shares traded on SWX are mainly held in the Swiss-based accounts of domestic and international investors.

In the event of extraordinary situations, such as the large price fluctuations, decisions or information which are to be published shortly and which could have a significant influence on the market price (price-sensitive information), or other situations likely to hamper fair and orderly trading, the SWX Swiss Exchange may take all the measures which it deems necessary to maintain fair and orderly trading as far as possible. In addition, the SWX Swiss Exchange may engage in trading interventions which it considers.

License Agreement

We have entered into a non-exclusive license agreement with the Sponsor, which allows us and our affiliates, in exchange for a fee, to use the SMI in connection with the issuance of certain securities, including the securities. We are not affiliated with the Sponsor; the only relationship between the Sponsor and us is the licensing of the use of the SMI and trademarks relating to the SMI.

Sponsor is under no obligation to continue the calculation and dissemination of the SMI. The notes are not sponsored, endorsed, sold or promoted by the SMI. No inference should be drawn from the information contained in this prospectus supplement that the Sponsor makes any representation or warranty, implied or express, to us, any holder of the notes or any member of the public regarding the advisability of investing in securities generally, or in the notes in particular, or the ability of the SMI to track general stock market performance.

Historical Performance of the SMI
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	5,941.70	5,437.50	5,618.60
June 30, 2004	5,904.90	5,569.80	5,619.10
September 30, 2004	5,669.80	5,264.50	5,465.30
December 31, 2004	5,720.20	5,301.70	5,693.20
March 31, 2005	6,022.88	5,655.10	5,929.70
June 30, 2005	6,307.71	5,820.02	6,253.08
September 30, 2005	6,912.25	6,113.14	6,898.88
December 30, 2005	7,648.40	6,806.47	7,583.93
March 31, 2006	8,108.33	7,583.94	8,023.30
June 30, 2006	8,158.89	7,123.18	7,652.10
September 30, 2006	8,463.80	7,428.08	8,425.91
December 29, 2006	8,849.07	8,346.21	8,785.74
March 30, 2007	9,376.65	8,573.54	8,976.99
June 29, 2007	9,548.09	8,887.30	9,209.36
July 2, 2007 through September 20, 2007	9,354.70	8,329.63	8,896.72

The S&P/ASX 200 Index (“AS51”)

We have derived all information relating to the AS51, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. Such information reflects the policies of and is subject to change by Standard & Poor’s and the Australian Stock Exchange (“S&P/ASX”). S&P/ASX are under no obligation to continue to publish, and may discontinue or suspend the publication of the AS51 at any time.

The AS51 is intended to provide an investable benchmark for the Australian equity market and represents approximately 78% of Australian market capitalization. The AS51 is a float-adjusted capitalization-weighted index, meaning that each underlying stock's weight in the index is based on its free float-adjusted market capitalization. The AS51 is comprised of the 100 largest stocks listed on the Australian Stock Exchange (the “ASX”), plus an additional 100 stocks, all of which must meet certain liquidity requirements. S&P/ASX chooses companies for inclusion in the AS51 with an aim of providing a broad market representation, while maintaining underlying investability and liquidity. S&P/ASX may from time to time, in its sole discretion, add companies to, or delete companies from, the AS51 to achieve the objectives stated above. Relevant criteria employed by S&P/ASX (discussed in more detail below) include a stock's liquidity, free float and market capitalization.

Calculation of the AS51

The calculation of the value of the AS51 is based on the relative float-adjusted aggregate market capitalization of the stocks of 200 companies in the Australian market (the “Component Stocks”) as of a particular time as compared to the base value of the AS51. The index market capitalization for each Component Stock is calculated by multiplying the company's stock price times the number of ordinary shares times the investable weight factor (as discussed below). Calculations for the AS51 are based on stock prices taken from the ASX. The official daily AS51 closing values are calculated after the market closes and are based on the last traded price for each Component Stock.

Component Stocks of the AS51 are determined after an analysis of the stocks' liquidity, free float and market capitalization. A constituent of the AS51 must be sufficiently liquid to enable institutional investors to buy in and sell out of the company without severely distorting the share price of that stock. The S&P Australian Index Committee (the “Committee”) assesses whether a company has sufficient liquidity to be eligible for the AS51 by analyzing each company's free float and daily share turnover. Free float is defined as the portion of shares not being held by the following: (i) government and government agencies, (ii) controlling and strategic shareholders/partners, (iii) any other entities or individuals which hold more than 5%, excluding some financial institutions and funds and (iv) other restricted portions such as treasury stocks. Stocks are deemed ineligible for inclusion in the AS51 if their free float is less than 30%. In addition, the Committee considers market capitalization, adjusting each company's market capitalization for free float. An investable weight factor is used in the adjustment process. In most cases, a stock's factor will be a direct reflection of its level of free float; however, some stocks are allocated a factor at half of its free float level as a result of low liquidity. The Committee considers average float-adjusted market capitalization over a six-month period when assessing whether a company's market capitalization is sufficient for the company to be represented in the AS51.

The Committee is responsible for setting policy, determining index composition and administering the AS51 in accordance with the S&P/ASX methodology. The Committee is comprised of five members representing S&P and ASX. The Committee may add, remove or bypass any company or security during the selection process. In maintaining the AS51, the Committee considers the guiding principle of minimizing changes to the index portfolio. The Committee deletes Component Stocks from the AS51 for reasons including acquisition, insufficient market capitalization, insufficient liquidity, liquidation or insolvency and company restructurings. Additions to the AS51 are triggered only by deletions, and are evaluated using the criteria described above for selection of Component Stocks. Initial public offerings may be eligible for inclusion prior to six months of data being available, but only if a deletion occurs and the Committee decides that the inclusion is justified.

The Committee rebalances the AS51 quarterly at the end of February, May, August, and November; the free float and investable weight factors of Component Stocks are reviewed as part of the February rebalance. Quarterly rebalances analyze market capitalization and liquidity over the previous six months. The Committee announces index deletions and replacements to the AS51 to the market on the first Friday of March, June, September and December. Quarterly changes become effective at the close of trade on the third Friday of March, June, September and December. The AS51 is also rebalanced, and investable weight factors are adjusted, on an as needed basis when significant corporate events occur.

S&P makes changes to the AS51 shares on issue under the following circumstances: (i) market-wide placements and buybacks that are 5% of the index issued capital and greater than 5 million Australian dollars (“A$”), (ii) shares issued as a result of dividend reinvestment plans and (iii) rights issues, bonus issues and other major corporate actions. The ASX may quote a different number of shares than the AS51; however, if the aggregated difference between the ASX quoted shares and the S&P/ASX index quoted shares at quarter-end is greater than A$100 million or 5% of the index issued capital, shares will be adjusted to reflect those quoted by the ASX.

While S&P currently employs the above methodology to calculate the AS51, we cannot assure you that S&P will not modify or change this methodology in a manner that may affect the redemption amount at maturity to beneficial owners of the securities. Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the AS51 or any successor index. S&P does not guarantee the accuracy or completeness of the AS51 or any data included in the AS51. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the AS51. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the AS51 or the manner in which the AS51 is applied in determining the amount payable on the securities.

License Agreement with Standard and Poor’s and the Australian Stock Exchange

We have entered into a non-exclusive license agreement with S&P/ASX, whereby we and our affiliates and subsidiary companies, in exchange for a fee, will be permitted to use the AS51, which is owned and published by S&P/ASX, in connection with certain products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by the S&P/ASX (including its affiliates). S&P/ASX has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the notes. S&P/ASX makes no representation or warranty, express or implied to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the AS51 to track general stock market performance. S&P/ASX has no relationship with us other than the licensing of the AS51 and the related trademarks for use in connection with the notes, which index is determined, composed and calculated by S&P/ASX without regard to us or the notes. S&P/ASX has no obligation to take the needs of us or the holders of the notes into consideration in determining, composing or calculating the AS51. S&P/ASX is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P/ASX has no liability in connection with the administration, marketing or trading of the notes.

S&P/ASX is under no obligation to continue the calculation and dissemination of the AS51 and the method by which the AS51 is calculated and the name “S&P/ASX 200 Index” or “AS51” may be changed at the discretion of S&P/ASX. No inference should be drawn from the information contained in this pricing supplement that S&P/ASX makes any representation or warranty, implied or express, to you or any member of the public regarding the advisability of investing in securities generally or in the notes in particular or the ability of the AS51 to track general stock market performance. S&P/ASX has no obligation to take into account your interest, or that of anyone else having an interest in determining, composing or calculating the AS51. S&P/ASX is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the notes or in the determination or calculation of the equation by which the notes are to be settled in cash. S&P/ASX has no obligation or liability in connection with the administration, marketing or trading of the notes. The use of and reference to the AS51 in connection with the notes have been consented to by S&P/ASX.

S&P/ASX disclaims all responsibility for any inaccuracies in the data on which the AS51 is based, or any mistakes or errors or omissions in the calculation or dissemination of the AS51.

Historical Performance of the AS51
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	3,456.10	3,252.90	3,415.30
June 30, 2004	3,556.40	3,341.00	3,532.90
September 30, 2004	3,673.10	3,467.10	3,665.00
December 31, 2004	4,055.00	3,654.60	4,050.60
March 31, 2005	4,266.90	4,026.10	4,109.90
June 30, 2005	4,321.70	3,926.60	4,277.50
September 30, 2005	4,679.10	4,213.60	4,641.20
December 30, 2005	4,775.80	4,311.10	4,763.40
March 31, 2006	5,139.50	4,751.10	5,129.70
June 30, 2006	5,406.70	4,758.30	5,073.90
September 30, 2006	5,164.20	4,899.90	5,154.10
December 29, 2006	5,684.40	5,142.70	5,669.90
March 30, 2007	6,052.10	5,499.00	5,995.00
June 29, 2007	6,409.20	5,915.80	6,274.90
July 2, 2007 through September 20, 2007	6,436.70	5,483.30	6,371.60

The MSCI ® Emerging Markets Index SM (“MXEF”)

We have derived information regarding the MXEF contained in this prospectus supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Morgan Stanley Capital International Inc. (“MSCI”). We do not assume any responsibility for the accuracy or completeness of such information. MSCI has no obligation to continue to publish the MXEF Index, and may discontinue publication of the MXEF Index.

The MXEF Index is a free float-adjusted market capitalization index designed to measure equity market performance in the global emerging markets. As of September 4, 2007, the index comprised 29 emerging market economies, which were Argentina, Bermuda, Brazil, Cayman Islands, Chile, China, Colombia, Czech Republic, Egypt, Hungary, Hong Kong, India, Indonesia, Israel, Jordan, Luxembourg, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey.

As of September 4, 2007, the MXEF Index was weighted by sector as follows:

Sector	Weights
Financial	21.71%
Energy	14.77%
Basic Materials	12.73%
Communications	13.02%
Industrial.	11.71%
Technology	8.24%
Consumer, Non-cyclical.	6.13%
Consumer, Cyclical	5.96%
Utilities	3.28%
Diversified	2.07%
Grand Total	100.00%

The MXEF Index is part of a series of indices sponsored by MSCI called the “MSCI Standard Index series.”

Constructing the MSCI Standard Index Series

MSCI undertakes an index construction process which involves:

•	Defining the equity universe.

•	Adjusting the total market capitalization of all securities in the universe for free floating available to foreign investors.

•	Classifying the universe of securities under the Global Industry Classification Standard (“GICS”).

•	Selecting securities for inclusion according to MSCI’s index construction rules and guidelines.

Defining the Equity Universe

The index construction process starts at the country level, with the identification of the universe of investment opportunities.

MSCI classifies each company and its securities in one and only one country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the Total Market Capitalization of Securities for Free Float

After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe. The process of free floating-adjusting market capitalization involves:

•	Defining and estimating the free float available to foreign investors for each security, using MSCI’s definition of free float.

•	Assigning a free float-adjustment factor to each security.

•	Calculating the free float-adjustment market capitalization of each security.

MSCI defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include:

•	Strategic and other shareholdings not considered part of available free float.

•	Limits on share ownership for foreign investors.

•	Other foreign investment restrictions.

MSCI’s estimation of free float is based solely on publicly available shareholder information obtained from multiple information sources. For each security, all available shareholdings are considered where public data is available, regardless of the size of the shareholding. Construction may be conducted with analysts, other industry experts and official company contracts, particularly where disclosure standards or data quality make the estimation of free float difficult.

Classifying the Universe of Securities under the Global Industry Classification Standard

In addition to the free floating-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with S&P, the Global Industry Classification Standard (“GICS”). The comprehensive classification scheme provides a universal approach to industries worldwide and forms the basis for achieving MSCI’s objective of reflecting broad and fair representation in its indexes.

GICS consists of 10 sectors, 24 industry groups, 67 industries and 147 sub-industries. Each company is assigned to one sub-industry. The GICS guidelines used to determine the appropriate industry classification are:

•	A security is classified in a sub-industry according to the business activities that generate approximately 60% or more of the company’s revenues.

•
A company engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company’s revenues and earnings.

•	Where the above guidelines cannot be applied, or are considered inappropriate, further analysis is conducted, and other factors are analyzed to determine an appropriate classification.

Selecting Securities for Index Inclusion

In order to ensure a broad and fair representation in the indexes of the diversity of business activities in the universe, MSCI follows a “bottom-up” approach to index construction, building indexes from the industry group level up. The bottom-up approach to index construction requires a thorough analysis and understanding of the characteristics of the universe. This analysis drives the individual security selection decisions, which aim to reflect the overall features of the universe in the country index.

MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country. The security selection process within each industry group is based on the careful analysis of:

•	Each company’s business activities and the diversification that its securities would bring to the index.

•
The size (based on free float-adjusted market capitalization) and liquidity of securities. All other things being equal, MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

•
The estimated free float for the company and its individual share classes. Only securities of companies with an estimated overall and/or security free float greater than 15% are, in general, considered for inclusion.

Maintaining the MSCI Standard Index Series

Overall, index maintenance can be described by three broad categories of implementation of changes.

•	Annual full country index reviews that systematically re-assess the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable.

•	Quarterly index reviews, aimed at promptly reflecting other significant market events.

•	Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indexes rapidly as they occur.

Potential changes in the status of countries (standalone, emerging, developed) follow their own separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

Annual Full Country Index Review

The objective of the annual full country review, which is carried out every May, is to systematically re-assess the various dimensions of the equity universe for all countries on a fixed annual timetable. This includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and non-constituent securities, updating of minimum size guidelines for new and existing constituents, as well as changes typically considered for a quarterly index review as discussed below.

Quarterly Index Review

The quarterly index review process is designed to ensure that the indexes continue to be an accurate reflection of the evolving equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the index at the time of their actual occurrence and that should not wait until the annual full country index review due to their importance.

During a quarterly index review, securities may be added to or deleted from a country index for a variety of reasons including the following:

•
Additions or deletions of securities, due to one or more industry groups having become significant over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

•
Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float, and relaxation/removal or decreases of foreign ownership limitations not implemented immediately.

•	Replacement of companies, which are no longer suitable industry representatives.

•	Deletion of securities whose company and/or security free float has fallen to less than 15%.

•	Deletion of securities that have become very small or illiquid.

•	Replacement of securities (additions or deletions) resulting from the review of price source for constituents with both domestic and foreign board quotations.

•	Additions or deletions of securities as a result of other market events.

Ongoing Event-Related Changes

Ongoing event-related changes to the indexes are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. Ongoing event-related charges can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indexes at the time of the event.

Announcement Policy

The results of the annual full country index review are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May.

The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February, August and November.

All changes resulting from the corporate events are announced prior to their implementations.

The changes are typically announced at least ten business days prior to these changes becoming effective in the indexes as an “expected” announcement, or as an “undetermined” announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indexes, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 PM U.S. Eastern Standard Time (EST).

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of large secondary offerings for existing constituents, where possible, these changes will be announced prior to the end of a relevant subscription period and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both equity offerings and secondary offerings for U.S. securities will be confirmed through an announcement during market hours for same or next day implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable.

License Agreement

MSCI and HSBC have agreed to enter into a non-exclusive license agreement providing for the license to HSBC, and certain of its affiliates, in exchange for a fee, of the right to use the MSCI Emerging Markets Index in connection with securities, including the notes. The MSCI Emerging Markets Index is owned and published by MSCI.

The notes are not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes or the ability of the MSCI Indices to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI Emerging Markets Index, which is determined, composed and calculated by MSCI without regard to the notes or HSBC MSCI has no obligation to take the needs of HSBC or the owners of this security into consideration in determining, composing or calculating the MSCI Emerging Markets Index. MSCI is not responsible for and has not participated in the determination of the timing of, pricing at or quantities of this security or in the determination or calculation of the equation by which this security is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the notes in connection with the administration, marketing or trading of the notes.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE MSCI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the notes, or any other person or entity, should use or refer to MSCI’s trade name, trade mark or service mark rights to the designations Morgan Stanley Capital International®, MSCI®, Morgan Stanley Capital International Perspective®, to sponsor, endorse, market or promote the notes without first contacting MSCI to determined whether MSCI’s permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI.

Historical Performance of the MXEF
Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2004	489.77	442.95	482.06
June 30, 2004	498.68	394.58	432.20
September 30, 2004	467.71	416.39	464.15
December 31, 2004	542.55	462.42	542.17
March 31, 2005	590.28	517.39	548.69
June 30, 2005	573.07	524.91	565.17
September 30, 2005	661.32	560.80	661.32
December 30, 2005	709.57	601.27	706.48
March 31, 2006	793.45	704.40	787.80
June 30, 2006	883.53	663.54	747.54
September 30, 2006	791.49	707.56	778.17
December 29, 2006	913.94	767.08	912.65
March 30, 2007	945.04	841.96	929.03
June 29, 2007	1,070.03	926.59	1,059.69
July 2, 2007 through September 20, 2007	1,169.18	934.57	1,153.67

Certain ERISA Considerations

Section 4975 of the Internal Revenue Code of 1986, as amended, or the Code, prohibits the borrowing of money, the sale of property and certain other transactions involving the assets of plans that are qualified under the Code, which we refer to as “Qualified Plans,” or individual retirement accounts, or IRAs, and persons who have certain specified relationships to them. Section 406 of the Employee Retirement Income Security Act of 1974, as amended, which we refer to as ERISA, prohibits similar transactions involving employee benefit plans that are subject to ERISA, which we refer to as ERISA Plans. Qualified Plans, IRAs and ERISA Plans are referred to as “Plans.”

Persons who have such specified relationships are referred to as “parties in interest” under ERISA and as “disqualified persons” under the Code. “Parties in interest” and “disqualified persons” encompass a wide range of persons, including any fiduciary (for example, an investment manager, trustee or custodian), any person providing services (for example, a broker), the Plan sponsor, an employee organization any of whose members are covered by the Plan, and certain persons related to or affiliated with any of the foregoing.

The purchase and/or holding of the securities by a Plan with respect to which the issuer is a fiduciary and/or a service provider (or otherwise is a “party in interest” or “disqualified person”) would constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless such securities are acquired or held pursuant to and in accordance with an applicable statutory or administrative exemption. The issuer and several of its subsidiaries are each considered a “disqualified person” under the Code or “party in interest” under ERISA with respect to many Plans, although the issuer is not a “disqualified person” with respect to an IRA simply because the IRA is established with HSBC Securities (USA) Inc. (“HSI”) or because HSI provides brokerage to the IRA, and the issuer cannot be a “party in interest” to any IRA other than certain employer-sponsored IRAs as only employer-sponsored IRAs are covered by ERISA.

Applicable exemptions may include certain prohibited transaction class exemptions (for example, Prohibited Transaction Class Exemption (“PTCE”) 84-14 relating to qualified professional asset managers, PTCE 96-23 relating to certain in-house asset managers, PTCE 91-38 relating to bank collective investment funds, PTCE 90-1 relating to insurance company separate accounts and PTCE 95-60 relating to insurance company general accounts. A fiduciary of a Plan purchasing the securities, or in the case of certain IRAs, the grantor or other person directing the purchase of the securities for the IRA, shall be deemed to represent that its purchase, holding, and disposition of the securities will not constitute a prohibited transaction under ERISA or Section 4975 of the Code for which an exemption is not available.

A fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be subject to civil liability or civil penalties under ERISA. Code Section 4975 generally imposes an excise tax on disqualified persons who engage, directly or indirectly, in similar types of transactions with the assets of Plans subject to Section 4975.

In accordance with ERISA’s general fiduciary requirement, a fiduciary with respect to any ERISA Plan who is considering the purchase of the securities on behalf of such plan should determine whether such purchase is permitted under the governing plan document and is prudent and appropriate for the ERISA Plan in view of its overall investment policy and the composition and diversification of its portfolio. Plans established with, or for which services are provided by, the issuer or its affiliates should consult with counsel prior to making any such acquisition.

Certain employee benefit plans, such as governmental plans (as defined in Section 3(32) of ERISA), and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), are not subject to Section 406 of ERISA or Section 4975 of the Code. However, such plans may be subject to the provisions of applicable federal, state or local law (“Similar Law”) materially similar to the foregoing provisions of ERISA or the Code. Fiduciaries of such plans should consider applicable Similar Law when investing in the securities. Each fiduciary of such a plan will be deemed to represent that the plan’s acquisition and holding of the securities will not result in a non-exempt violation of applicable Similar Law.

The sale of securities to a Plan or a Similar Plan is in no respect a representation by the issuer or any of its affiliates that such an investment meets all relevant legal requirements with respect to investments by Plans or Similar Plans generally or any particular Plan or Similar Plan, or that such an investment is appropriate for a Plan or Similar Plan generally or any particular Plan or Similar Plan.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the securities, the calculation agent will determine the accelerated the payment at maturity due and payable in the same general manner as described in “Payment at Maturity” in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated basket return. If a market disruption event exists with respect to a basket index on that scheduled trading day, then the accelerated final valuation date for that basket index will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.